Filed by US LEC Corp. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US LEC Corp.

Commission File No.: 0-24061

This filing relates to the proposed transactions pursuant to the terms of the Agreement and Plan of Merger, dated as of August 11, 2006, by and among US LEC Corp. ("US LEC"), PAETEC Corp. ("PAETEC"), WC Acquisition Holdings Corp., a direct wholly-owned subsidiary of PAETEC ("New PAETEC"), WC Acquisition Sub U Corp., a direct wholly-owned subsidiary of New PAETEC and WC Acquisition Sub P Corp., a direct wholly-owned subsidiary of New PAETEC.

PAETEC US LEC Merger FAQ

US LEC Agent Program

Why are PAETEC and US LEC Merging?

The combination of our highly complementary companies creates a premier communications provider, well-positioned to serve medium and large enterprises and institutions. Together, we will be even stronger, leveraging our technology, resources and geographic reach to deliver substantial long-term value to our customers. We will have enhanced scope and scale and operate in 52 of the top 100 MSAs in the U.S., with a leading presence in the Eastern U.S., as well as several other major markets across the country.

Who is PAETEC?

Based in Fairport, N.Y., PAETEC is an innovative supplier of communication solutions to medium and large businesses, universities and institutions totaling nearly 17,000 customers. PAETEC brings to US LEC a stronger presence in the Northeast, as well as a strong West Coast and Midwest presence.

When will this merger be completed?

The companies expect that the transaction will close in the fourth quarter of 2006. Until then, it will remain “business as usual” and PAETEC and US LEC will continue to operate as separate, competing companies. Our number one priority will be, as always, to serve our customers.

For the time being, there will be no change in how we conduct business with you and your day to day contacts remain the same. Your sales and support structure will remain unchanged through this period and we will continue to practice our “customer comes first” service commitment to you. We will make every effort to keep you informed about important developments throughout the approval and integration planning process. If you have any questions or wish to discuss this further, please fell free to contact your regular company representative.

What will happen after the transaction is completed?

Both US LEC and PAETEC will become wholly-owned subsidiaries of a new publicly owned holding company (“New PAETEC”), listed on the NASDAQ Stock Market under US LEC’s current symbol, CLEC. The company will be headquartered in Fairport, NY and will maintain current major facilities for both companies in Charlotte, NC as well as across the country. The Chairman & CEO for the new company will be Arunas Chesonis, current PAETEC Chairman & CEO.

How will this transaction affect service to our customers...to the channel?

Both PAETEC and US LEC have a total service and customer satisfaction commitment, which is why we believe that the combination will create an even stronger communications provider, well-positioned to serve medium and large enterprises and institutions. In addition to increased scale and scope, we will have a wider array of products, such as PAETEC’s “Equipment for Services” (“EFS”) software applications, and resale products and US LEC’s data and data center products.

Both companies also share a deep commitment to the agent channel. By selecting the “Best of Breed” in practices and processes from both companies, our goal will be to strengthen our channel and channel support.

Are there additional products we’ll be able to market to our customers?

Although both companies have extensive product suites, with the expected product overlap, there will be additional product and marketing opportunities to help you grow your base. For example:

•	PAETEC’s Equipment for Services program
•	Software, including PAETEC’s Pinnacle Communications Management Application
•	Hardware, including Avaya and Cisco equipment
•	Resale products

In addition, the combined company will serve a much larger footprint, including coverage in 52 of the top 100 MSAs in the United States.

I understand that PAETEC sells Equipment, most notably Cisco and Avaya. Should I be concerned?

Although PAETEC provides equipment from both hardware vendors, PAETEC’s primary focus is its network services business. However, after the transaction closes, should an agent wish to include PAETEC-provided hardware in a sale, this will be welcomed, though not required. PAETEC agents are welcome to provide their own hardware, if they wish.

Until the merger is complete, US LEC is not able to provide PAETEC equipment to its customers or via its agents.

Can you give an overview of the EFS program?

PAETEC’s Equipment for Services program provides agents with a flexible program to help differentiate its agents’ proposals from the pack, create a stronger customer bond, and allow its agents to extend network service agreement up to 60 months.

PAETEC’s Equipment for Services program provides an equipment lease option, whereby customers can lease equipment and have it billed on the PAETEC invoice. This provides customers with an alternative financing arrangement. Bundling the lease along with competitive network rates on the same invoice will provide agents an unprecedented opportunity to lock in true solution based loyalty with their customers. This program is flexible enough to provide capital challenged enterprises the ability to acquire needed equipment, be it routers, PBXs, or furniture.

If you are currently a vendor of hardware, you will have the ability to partner with PAETEC and CIT (one of the world’s largest diversified financing services companies with managed assets of $50 billion) to help your customers purchase your equipment. This is in addition to being compensated on the network services in the bundle.

The Equipment for Services program can finance end customer equipment provided by PAETEC. Equipment provided by a third party (including agents) may be financed through Equipment for Services as well. In addition, Equipment for Services is completely optional. It is perfectly acceptable if an agent prefers to use their own third-party finance arrangements, although these would likely not be billed on a PAETEC invoice.

Until the merger is complete, US LEC is not able to provide PAETEC’s Equipment for Services program to its customers or via its agents.

Will additional markets be available to the agent channel following the merger?

As stated earlier, with few exceptions the networks of PAETEC and US LEC are quite complimentary, and as such, will provide major new markets for growth penetration including:

•	Boston
•	Expanded NYC (currently an existing US LEC Market)
•	Los Angeles, Orange County, San Diego
•	Chicago

We have agency agreements with both companies. Which agreements and corresponding commission rates will be honored post-merger?

During the integration period and up through completion of the transaction, both companies will (and are required to) operate as separate, competing entities. As such, all active Sales Representative Agreements along with associated performance commitments and commission structures with remain intact. It is anticipated that both programs will be combined at some point post merger, and should that occur prior notice of any new guidelines will be provided to you.

What can agents expect in the interim? Who is going to be my day-to-day contact?

Until the transaction closes, both companies will continue business as usual. There will be no change in how we conduct business with you and your day to day contacts remain the same. We will continue to practice our “customer comes first” service commitment to you. We will make every effort to keep you informed about important developments throughout the approval and integration process. If you have any questions or wish to discuss this further, please fell free to contact your regular company representative.

Summary

We believe that the complimentary nature of each company’s infrastructure, resources and culture will allow for a smoother transition. Given both companies’ ability to attract and retain customers, we believe our agents have the ability to build what amounts to a continuing annuity stream well in to the future.

Safe Harbor

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements so long as such information is identified as forward-looking and is accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in the information. The use of words such as “may”, “might”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “project”, “intend”, “future”, “potential” or “continue”, and other similar expressions are intended to identify forward-looking statements.

All of these forward-looking statements are based on estimates and assumptions by management that, although we believe them to be reasonable, are inherently uncertain. Forward-looking statements involve risks and uncertainties, including, but not limited to, economic, competitive, governmental and technological factors outside of our control, that may cause our business, industry, strategy or actual results to differ materially from those expressed or implied in the forward-looking statements.

These risks and uncertainties may include those discussed in US LEC’s reports on Form 10-K, Form 10-Q and Form 8-K on file with the Securities and Exchange Commission (the “SEC”), and other factors which may not be known to us. Any forward-looking statement speaks only as of its date. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Additional Information and Where to Find It

“New PAETEC” will file with the SEC a registration statement that will contain a proxy statement/prospectus regarding the proposed merger transaction between PAETEC and US LEC, as well as other relevant documents concerning the proposed transaction. Investors and security holders of US LEC are urged to read the proxy statement/prospectus for the transaction and the other relevant documents when they become available because they will contain important information about “New PAETEC,” PAETEC, US LEC and the proposed merger transaction. The proxy statement/prospectus will be mailed to stockholders of US LEC prior to their stockholders meeting. Investors and security holders of US LEC may obtain free copies of the proxy statement/prospectus and other documents filed by “New PAETEC” with the SEC (when they become available) at the SEC’s web site at www.sec.gov. Free copies of the definitive proxy statement/prospectus and other documents also may be obtained by writing to PAETEC, One PAETEC Plaza, 600 Willowbrook Office Park, Fairport, New York 14450, Attention: Investor Relations. Free copies of the definitive proxy statement/prospectus and other documents also may be obtained by writing to US LEC Corp., Morrocroft III, 6801 Morrison Boulevard, Charlotte, North Carolina 28211, Attention: Investor Relations or by telephoning us at (704) 319-1189.

Information regarding the identity of persons who may, under the SEC’s rules, be deemed to be participants in the solicitation of stockholders of US LEC in connection with the proposed transaction, and their interests in the solicitation, will be set forth in the proxy statement of US LEC and in the registration statement that will be filed by “New PAETEC” with the SEC.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This communication, and other statements that US LEC or PAETEC may make, may contain forward-looking statements, which involve a number of risks and uncertainties. US LEC cautions readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving US LEC and PAETEC, including future financial and operating results, New PAETEC's plans, objectives, expectations and intentions and other statements that are not historical facts.

Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in US LEC's filings with the Securities and Exchange Commission. These include risks and uncertainties relating to: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; the need to develop new products and adapt to significant technological change; implementation of strategies for improving internal growth; realization of potential future savings from new productivity initiatives; dependence on customers that operate in cyclical industries; general worldwide economic conditions and related uncertainties; and the effect of changes in governmental regulations. US LEC undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.